FORM 51-102F3

MATERIAL CHANGE REPORT

NATIONAL INSTRUMENT 51-102

ITEM 1 Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")

25 York Street, Suite 800

Toronto, Ontario M5J 2V5

ITEM 2 Date of Material Change

June 24, 2026

ITEM 3 News Release

On June 24, 2026, a news release relating to the material change referred to herein was issued through Globe Newswire and filed on SEDAR+ and EDGAR under Hudbay's profile at www.sedarplus.ca and www.sec.gov, respectively.

ITEM 4 Summary of Material Change

On June 24, 2026, Hudbay announced the closing of its previously announced acquisition of Arizona Sonoran Copper Company Inc. ("Arizona Sonoran") by way of a court-approved plan of arrangement (the "Arrangement"), pursuant to which Hudbay acquired all of the issued and outstanding common shares of Arizona Sonoran not already owned by Hudbay, effective as of June 24, 2026 (the "Transaction"). Arizona Sonoran is now a wholly-owned subsidiary of Hudbay and, in accordance with the terms of the Transaction, former Arizona Sonoran shareholders (other than Hudbay) received 0.242 of a Hudbay common share (each whole Hudbay common share, a "Hudbay Share") for each Arizona Sonoran common share (each, an "ASCU Share") held immediately prior to the effective time of the Transaction or, in the case of former holders of options, restricted share units and deferred share units of Arizona Sonoran, for each ASCU Share held immediately following the effective time of the Transaction.

ITEM 5 Full Description of Material Change

On June 24, 2026, Hudbay announced the closing of the Transaction. Arizona Sonoran is now a wholly-owned subsidiary of Hudbay and, in accordance with the terms of the Transaction, former Arizona Sonoran shareholders (other than Hudbay) received 0.242 of a Hudbay Share for each ASCU Share held immediately prior to the effective time of the Transaction or, in the case of former holders of options, restricted share units and deferred share units of Arizona Sonoran, for each ASCU Share held immediately following the effective time of the Transaction. In aggregate, Hudbay issued 46,794,082 Hudbay Shares as consideration under the Arrangement to former Arizona Sonoran shareholders and former holders of options, restricted share units and deferred share units of Arizona Sonoran.

Following the completion of the Arrangement, the common shares of Arizona Sonoran were delisted from the Toronto Stock Exchange and the OTCQX Best Market as of the close of markets on June 25, 2026. Arizona Sonoran has applied to cease to be a reporting issuer under Canadian securities laws in each of the provinces and territories of Canada in which it is a reporting issuer.

Hudbay is, and will continue to be, a reporting issuer in all provinces and territories of Canada and the Hudbay Shares are, and will remain, listed for trading on the New York Stock Exchange and the Toronto Stock Exchange under the ticker "HBM".

Full details of the Arrangement and certain other matters are set out in the management information circular of Arizona Sonoran dated April 7, 2026, a copy of which has been filed under Arizona Sonoran's issuer profile on SEDAR+ at www.sedarplus.ca.

ITEM 5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Candace Brûle
Senior Vice President, Capital Markets and Corporate Affairs
(416) 362-8181
investor.relations@hudbayminerals.com

ITEM 9 Date of Report

June 30, 2026.